UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

WORLDWIDE BIOTECH & PHARMACEUTICAL COMPANY
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

866665201
(CUSIP Number)

Coast to Coast Equity Group, Inc
Attn: Charles J Scimeca
9040 Town Center Parkway
Bradenton, FL 34202
(941) 552-5669
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 15, 2006
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 866665201
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Coast To Coast Equity Group, Inc.
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) OO
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: Incorporated in Florida
________________________________________________________________________________

Number of     7. Sole Voting Power: 3,984,576
Shares Bene-
___________________________________________________________________
ficially by     8. Shares Voting Power
Owned by Each
___________________________________________________________________
Reporting     9. Sole Dispositive Power
___________________________________________________________________
          10. Shared Dispositive Power
________________________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,984,576
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 9.4%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
________________________________________________________________________________

The reporting person identified on pages 2 through 7 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $.001 par value per share (the
"Common Stock"), of Worldwide Biotech & Pharmaceutical Company, a Delaware
corporation (the "Issuer"). The Issuer's principal executive office is located at 4 Fenghui South Road, 15th Floor, A10-11501, Jie Zuo Mansion, Xi’an, Shaanxi, P.R. China 710075.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Coast to Coast Equity Group, Inc., a Florida corporation (the "Reporting Person"), is a public relations, advertising and business consulting company and its principal address is 9040 Town Center
Parkway, Bradenton, Florida 34202. It was incorporated on February 11, 2003 and its sole officer and director is Charles J. Scimeca. Mr. Scimeca is a US citizen.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 2004 a total of 1,000,000 shares of common stock of Sun City
Industries, Inc. became beneficially owned by the Reporting Person in exchange for $375,000 in cash. The source of the $375,000 was a loan from George
Frudakis. On December 16, 2004, pursuant to the closing of the Reorganization
Agreement dated April 20, 2004, entered into between former Sun City Industries, Inc.
 and Yangling Daiying Biological Engineering Co., Ltd., Coast to Coast Equity
Group, Inc. ("CCEG") was issued an additional 400,000 shares. The Reorganization
Agreement has previously been attached to the 14C Information Statement filed on
August 19, 2004 and an amendment was executed on August 3, 2004 and is also an attachment to the 14C Information Statement. Subsequently, on or about April 4,
2005, the 400,000 shares previously issued to CCEG were delivered together with
1,400,000 shares that were held in escrow were released and delivered to CCEG.

On September 15, 2006, the Issuer delivered to CCEG 2,158,151 shares of its common stock. This issue of common stock represented the Issuer’s fulfillment of the terms of a settlement with CCEG where CCEG had alleged that the Issuer failed to deliver this amount of common stock pursuant to CCEG’s exercise of some of its warrants pursuant to the terms of a Warrant Agreement previously entered into between the Issuer and CCEG. The common stock delivered pursuant to the settlement was premised on CCEG’s prior exercise of warrants on a cashless basis. Therefore, no cash was paid upon the exercise of the warrants, nor was any cash paid by CCEG to the Issuer for the 2,158,151 shares delivered as part of the settlement.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the initial transaction was to provide CCEG with control of the Issuer.
On June 30, 2004, CCEG purchased 1,000,000 shares of the common stock of Sun City
Industries, Inc., in a private stock purchase agreement from Michael Manion for and in consideration of $375,000, which funds were loaned to Coast to Coast by George Frudakis.
The purpose of the issuance of the 400,000 shares of stock was to comply with the terms of the Reorganization Agreement. Upon its issuance, CCEG had 1,400,000 shares of the issuers stock which was less than five percent (5%) of the issued shares of the issuer.
The purpose of the issuance of 1,400,000 shares was to compensate CCEG pursuant to the Consulting Agreement that was filed with the aforementioned Information Statement.
The purpose of the issuance of 2,158,151 shares was to comply with the terms of the
Warrant Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The issuer recently disclosed that it has 40,357,502 shares outstanding. As market conditions and share volume restrictions have permitted, CCEG has been selling its shares. As of September 7, 2006, CCEG owned 1,826,425 shares (4.53%) of the Issuer’s common stock. After the new issue of 2,158,151 shares to CCEG the issuer’s common stock outstanding became 42,515,653 shares of which CCEG owns 3,984,576 shares or
9.4% of the issuer's outstanding common stock. It is the intention of CCEG to sell all of its remaining shares as soon as market conditions and share volume restrictions may permit.

(b) Charles Scimeca is the sole director and officer of CCEG. Charles Scimeca, George
Frudakis, and Tony Frudakis are each one-third shareholders of CCEG.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

On April 20, 2004, Sun City Industries, Inc. ("Sun City") entered into an agreement to acquire all of the authorized issued and outstanding stock of
Yangling Daiying Biological Engineering Co. Ltd. ("YDBE"), a corporation organized under the laws of the People's Republic of China, in exchange for
34,880,000 shares of the corporation's common stock which upon issuance constituted approximately 87.2% of the corporation's issued and outstanding common stock.

The transaction was structured as an integrated reverse takeover, which means that the former holders of YDBE's securities obtained voting control over Sun City upon issuance of the 34.88 million shares.

CCEG acquired its initial shares pursuant to a Private Stock Purchase Agreement with Michael Manion who previously owned 1,000,000 shares of common stock of Sun City.

CCEG entered into a Consulting Agreement with YDBE pursuant to which it received additional shares of common stock of Sun City and 3,000,000 warrants pursuant to a
Warrant Agreement. Pursuant to the Reorganization Agreement dated April 20, 2004, an additional 400,000 shares were issued to CCEG and pursuant to a Consulting
Agreement dated May 14, 2004, 1,400,000 were released from escrow on April 4, 2005.

Pursuant to the settlement reached between the Issuer and CCEG effective on
September 15, 2006, the parties agreed that each party’s responsibilities pertaining to the Reorganization Agreement, as amended, the Consulting Agreement, as amended, and the Warrant Agreement are terminated, and the Issuer is authorized to cancel
3,000,000 warrants previously reserved for CCEG.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Private Stock Purchase Agreement, dated April 4, 2004 (1)
Exhibit 2. Second Addendum to Private Stock Purchase Agreement, dated May 13,
2004 (1)
Exhibit 3. Consulting Services Agreement, May 14, 2004 (1)
Exhibit 4. Addendum to Consulting Services Agreement, dated August 3, 2004 (1)
Exhibit 5. Warrant Agreement, dated May 14, 2004 (1)
Exhibit 6. Reorganization Agreement, dated April 20, 2004 (2)
Exhibit 7. Amendment to Reorganization Agreement, dated August 17, 2004 (2)
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(1) Incorporated by reference to Schedule 13D filed on August 9, 2004, file number 005-12853
(2)Incorporated by reference to 14C Information Statement filed August 19, 2004, file number 001-06914

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2006	By:	/s/ Charles J Scimeca
Charles J Scimeca
President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).